SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	January	2013
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Press Release, dated January 21, 2013.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

Document 1

For Immediate Release	January 21, 2013

Sonde Resources Corp. Announces Initial 2012 Year-End Reserves

CALGARY, ALBERTA--(Marketwire –January 21, 2013) – Sonde Resources Corp. ("Sonde" or the "Company") (TSX: SOQ) (NYSE MKT LLC: SOQ) has received, and the Board of Directors has adopted, its initial 2012 year-end reserves report containing a summary of proved plus probable reserves and before-tax present values and cash flows.

Sonde’s working interest proved plus probable (“2P”) reserves were 9,432 Mboe at December 31, 2012, compared to 9,507 Mboe for the previous year.  Sales for 2012 totaled 871 Mboe, compared to 2011 sales of 1,021 Mboe. The decrease in production year over year can be attributed almost entirely to lower 2012 natural gas production associated with Sonde’s decision to shut-in sub-economic gas wells in first quarter 2012.

The Company’s 2012 2P report included a 46% increase in oil reserves, from 1,983 Mbbl of working interest oil at year-end 2011 to 2,893 Mbbl at year-end 2012.  This increase is attributable primarily to a significant addition of probable oil reserves for the Mannville “I” pool waterflood, which was initiated by the Company with a 5-well pilot project in early 2012.  Oil reserves have also increased due to drilling efforts in the Michichi Detrital / Banff pool, and the Montney exploration well drilled at Ante Creek N.

The Company’s 2012 2P natural gas reserves declined 17%, from 41,518 MMcf of working interest gas at year-end 2011 to 35,553 MMcf of gas at year-end 2012.  This decrease is attributable to a combination of lower forecast natural gas prices and other economic factors, plus a decreased emphasis in 2012 on gas-oriented projects.

Sonde’s complete 2012 reserves report containing after-tax present values and cash flows will be made available in March 2013 when Sonde publishes its 2012 Annual Information Form.

Sonde 2012 Working Interest Reserves
	Proved Producing	Total Proved	Proved Plus Probable Producing	Total Proved Plus Probable
Light/Medium Oil (Mbbl)	977	981	1,296	2,893
Gas (MMcf)	16,605	22,168	21,650	35,553
Natural Gas Liquids (Mbbl)	323	390	441	613
Oil Equivalent (Mbbl)	4,067	5,066	5,345	9,432
Before Tax Present Value @ 10% ($M)	$52,800	$58,099	$65,754	$109,125

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas.  Its operations are located in Western Canada, and offshore North Africa.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

Forward-Looking Information
This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, information pertaining to the Company's reserves and the value of future net revenue associated therewith as at December 31, 2012 as evaluated by GLJ Petroleum Consultants Ltd., independent qualified evaluators, ("GLJ"). Statements relating to reserves and future net revenue are deemed to be forward-looking information and forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. The reserve report prepared by GLJ is based on a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of crude oil, natural gas liquids and natural gas, operating costs, well abandonment and salvage values and royalties and other government levies that may be imposed during the producing life of the reserves. Moreover, there is no assurance that the forecast price and cost assumptions contained in the GLJ report will be attained and variances could be material. The reserves estimates of the Company's properties described herein are estimates only. The Company's actual reserves may be greater or less than those calculated. The present value of estimated future net revenues referred to herein should not be construed as the current market value of estimated crude oil, natural gas and natural gas liquids reserves attributable to the Company's properties. Additional assumptions and risks are set out in detail in our Annual Information Form, available on SEDAR at www.sedar.com., and the Corporation’s annual reports on Form 40-F on file with the U.S. Securities and Exchange Commission. Although we believe that the expectations reflected in the forward-looking information or forward- looking statements are reasonable, prospective investors should not place undue reliance on forward- looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. We base our forward-looking statements and forward-looking information on information currently available and do not assume any obligation to update them.

Boe Presentation – Reserve and resource information is commonly reported in units of barrel of oil equivalent (“boe”). For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil. This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Such disclosure of boe’s may be misleading, particularly if used in isolation.

Mboe      thousands of barrels of oil equivalent
Mbbl       thousands of barrels
MMcf      million cubic feet
$M           thousands of Dollars
For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Kurt A. Nelson
Chief Financial Officer
Phone: (403) 503-7944
Fax:      (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	January 21, 2013	By:	/s/ Cheryl Clark
Name: Cheryl Clark Title: Corporate Controller

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